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                           March 6, 2024

       William Brundage
       Chief Financial Officer
       Ferguson plc
       1020 Eskdale Road, Winnersh Triangle, Wokingham
       Berkshire, RG41 5TS
       United Kingdom

                                                        Re: Ferguson plc
                                                            Form 10-K for the
Fiscal Year Ended July 31, 2023
                                                            File No. 001-40066

       Dear William Brundage:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.



       Form 10-K for the Fiscal Year Ended July 31, 2023

       General

   1. On page XII of your Annual Report to Shareholders you present adjusted operating profit and adjusted
EPS-diluted. Please revise to present the most directly comparable GAAP measures to these
non-GAAP measures. Refer to Rule 100(a)(1) of Regulation G.



               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 William Brundage
Ferguson plc
March 6, 2024
Page 2



       Please contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameWilliam Brundage                        Sincerely,
Comapany NameFerguson plc
                                                          Division of
Corporation Finance
March 6, 2024 Page 2                                      Office of Trade &
Services
FirstName LastName